Troutman Pepper Locke LLP 111 South Wacker Drive Suite 4100 Chicago, IL 60606

January 8, 2026

United States Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, D.C. 20549

Attn: Ashley Vroman-Lee

Re:	ABL Longevity Growth and Income Fund

Amendment No. 15 to Registration Statement on Form N-2

Filed September 22, 2025

Securities Act File No. 333-274405

Investment Company Act File No. 811-23900

Dear Ashley Vroman-Lee:

On behalf of ABL Longevity Growth and Income Fund (the “Fund”), we are writing to submit the Fund’s (a) responses to certain written comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 23, 2025, with respect to the above-referenced Amendment No. 15 to the Registration Statement on Form N-2 and Statement of Additional Information (the “Registration Statement”) and (b) responses to certain written comments provided by the Staff to responses submitted in our letters to the Staff dated September 22, 2025 (the “Comment Response Letter”).

Concurrently with the submission of this letter, the Fund is publicly filing Amendment No. 16 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. For the convenience of the Staff, we have reproduced the Staff’s comments below in bold and follow each comment with the Fund’s responses thereto.

I.	SEC Comments Received December 23, 2025 related to the September 22 Public Submission

1.

Regarding comment 9, if accurate, please revise the description of the management fee as follow and make any conforming changes to the advisory agreement to reflect the same edits. Otherwise, please supplementally explain if the following management fee description does not reflect how the adviser plans to calculate its management fee.

AUM is calculated as the sum of

a)	The value of any cash, valued at face value, plus the fair value of any other assets other than securities, plus

January 8, 2026

b)	The market value of any securities for which there is a readily available market quotation, or if market quotations are not readily available, the fair value, minus

c)	any debt [or expenses] incurred by the Fund.

For purposes of this calculation:

a)	the [fair] value of a Mortality Contract may never exceed the purchase price of the Mortality Contract plus any premiums paid; and

b)	the [fair] value of an Annuity Contract, may never exceed the purchase price of the Annuity Contract less any dividends received.

The Fund agrees that the above description reflects how the adviser plans to calculate its management fee. Please see page 7 of the Revised Registration Statement where the corresponding changes have been made.

II.	SEC Comments Received December 23, 2025 related to the Registration Statement filed on September 22, 2025

2.	On page 1, please disclose the Fund’s 80% policy in its summary of the fund’s strategy.

Please see the cover page of the Revised Registration Statement where the following has been added:

“Under normal circumstances the Fund intends to deploy the proceeds of this offering, and at least eighty percent (80%) of its total assets, into an actively managed, large and diversified portfolio of Longevity Assets, consisting primarily of Mortality Contracts and to a lesser extent, Annuity Contracts. (bold and italics represent the additional text)”

3.	Please add language to section 12 of the Investment Management and License Agreement to clarify that any indemnification is subject to the provisions in sections 17(h) and (i) of the 1940 Act.

Please see the new Section 12(d) of the Investment Management and License Agreement which was been added to provide:

“Notwithstanding anything in Section 12(a) to the contrary, the Fund shall not indemnify any Indemnified Party to the extent that such indemnification would be in violation of applicable law, including but not limited to Section 17(h) and Section 17(i) of the 1940 Act.”

* * *

Please contact me at (312) 443-0337 or Jerry Francese at (917) 705-4927 with any questions or further comments regarding the Fund’s responses to your comments.

January 8, 2026

Sincerely,

/s/ Thomas V. Bohac Jr.

Troutman Pepper Locke LLP

cc: Jay Jackson, ABL Longevity Growth and Income Fund

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